Exhibit 28.1



                                        FOR IMMEDIATE RELEASE
                                        OCTOBER 23, 2000
                                        FOR ADDITIONAL INFORMATION
                                        CONTACT:  DARRELL E. BLOCKER
                                                  SR VICE PRESIDENT, CFO
                                                  (219) 356-3311



                         NORTHEAST INDIANA BANCORP, INC.
                        ANNOUNCES Third QUARTER EARNINGS


HUNTINGTON, INDIANA, -- Northeast Indiana Bancorp, Inc. (NEIB), the parent company of First Federal Savings Bank(Bank), today announced net income of $481,000 ($0.30 per basic share) for the Company's third quarter ended September 30, 2000 compared to net income of $672,000 ($0.42 per basic share) for the third quarter ended September 30, 1999, a decrease in net income of 28.4% or a decrease of 28.5% per basic share. The current three months earnings represents an annualized return on average (ROA) of 0.75% and a return on average equity
(ROE) of 7.21%.

Stephen E. Zahn, President and Chief Executive Officer, attributes the $191,000 decrease in third quarter earnings for September 30, 2000 compared with September 30, 1999 to an increase in provision for loan losses of $145,000 and a decrease in net interest income of $282,000 from $1,720,000 for the three months ended September 30, 2000 versus $2,002,000 for the comparable period in 1999. Income was also reduced during the third quarter by higher non-interest expenses of $74,000 from $1,141,000 for 2000 compared to $1,067,000 for 1999. This increased expense was primarily due to costs associated with employee benefit plans and increases in compensation, including additional staff needed to serve our customer needs. The increased operating expenses were offset partially by an increase in noninterest income and lower taxes for the period. The lower taxes include an adjustment for Indiana Financial Institution Tax for the year 1999 and year to date 2000.

Year to date results showed net interest income at $5.51 million for the nine months ended September 30, 2000 compared to $5.85 million for the nine months ended September 30, 1999, a 5.8% decrease. The net interest margin for the nine months ended September 30, 2000 of 3.00% has decreased compared to the same period 1999 of 3.56%. This decrease is due to the interest costing liabilities repricing upward faster than the interest earning assets.



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



Net income for the first nine months of this year was $1.50 million (or $0.94 per basic share) compared to the first nine months of 1999's net income of $1.94 million (or $1.19 per basic share) a $439,000 (or $.25 per share) decrease. ROE for the nine months ended September 30, 2000 was 7.67% compared to 10.19% for the same period of 1999, a decrease of 2.52%.

Total assets at September 30, 2000 of $258.9 million compared to December 31, 1999 assets of $254.7 million reflects a 1.65% increase. Asset growth at September 30, 2000 compared to December 31, 1999 except for growth in short term interest earnings funds, was flat due to slow loan volume and an effort to reposition our liabilities.

Shareholder equity at September 30, 2000 was $26.9 million compared to $25.7 million at December 31, 1999. The buybacks of $318,000 of Treasury stock during that period and dividends paid partially reduced the increase from net income year to date in equity. These reductions help leverage the Company's remaining equity and tend to improve return on shareholder's equity.

The book value of NEIB's stock is $15.56 per share as of September 30, 2000 and the last reported trade of the stock in September was at $11.50 per share. NEIB had approximately 1,726,000 shares outstanding at September 30, 2000.

This press release may contain forward-looking statements, which are based on management's current expectations regarding economic, legislative and regulatory issues. Factors which may cause future results to vary materially include, but are not limited to, general economic conditions, changes in interest rates. Loan demand, and competition. Additional factors include changes in accounting principles, policies or guidelines; changes in legislation or regulation; and other economic, competitive, regulatory and technological factors affecting each company's operations, pricing, products and services.

Northeast Indiana Bancorp, Inc. is headquartered at 648 North Jefferson Street, Huntington, Indiana 46750 and the Company is traded on the Nasdaq National Market under the symbol "NEIB".



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

                            NORTHEAST INDIANA BANCORP
                   CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (Unaudited)

================================================================================
                  CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

                          ASSETS                                             September 30,      December 31,
                                                                                 2000              1999
                                                                         ------------------  ----------------
Interest-earning cash and cash equivalents                                 $     8,204,380    $    2,938,701
Noninterest earning cash and cash equivalents                                    2,630,878         2,960,502
                                                                         ------------------  ----------------
   Total cash and cash equivalents                                              10,835,258         5,899,203
Interest earning deposits in financial institutions                                      -           100,000
Securities available for sale                                                   33,365,941        33,192,217

Securities held to maturity (fair value:
 September 30, 2000- $ 383,081; December 31, 1999 - $456,511                       383,081           456,511
Loans receivable, net of allowance for loan loss
 September 30, 2000 $1,584,987 and December 31, 1999 $1,766,700                206,151,838       208,394,576

Accrued interest receivable                                                      1,082,684           839,967
Premises and equipment                                                           2,223,343         2,292,342
Investments in limited liability partnerships                                    1,739,252         1,332,128
Other assets                                                                     3,164,448         2,239,874
                                                                         ------------------  -----------------
    Total Assets                                                           $    258,945,845   $  254,746,818
                                                                         ==================  =================
              LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits                                                                       132,676,803       143,211,593
Borrowed Funds                                                                  98,190,697        84,753,919
Accrued interest payable and other liabilities                                   1,227,057         1,126,007
                                                                         ------------------  ----------------
    Total Liabilities                                                          232,094,557       229,091,519
                                                                         ------------------  ----------------

Retained earnings - substantially restricted                                    26,851,288        25,655,299
                                                                         ------------------  ----------------
    Total Liabilities and Shareholder's Equity                             $    258,945,845      254,746,818
                                                                         ==================  ================

================================================================================
                        CONSOLIDATED STATEMENTS OF INCOME

                                                       Three Months Ended            Nine Months Ended
                                                          September 30,                September 30,
                                                       2000           1999          2000            1999
Total interest income                             $  4,969,847   $  4,570,687   $ 14,742,949    $ 12,901,973
Total interest expense                               3,250,230      2,569,102      9,235,547       7,052,100
                                                  ------------   ------------   ------------    ------------
   Net interest income                            $  1,719,617   $  2,001,585   $  5,507,402    $  5,849,873
                                                  ------------   ------------   ------------    ------------
Provision for loan losses                              191,250         46,500        573,750         181,500
                                                  ------------   ------------   ------------    ------------
   Net interest income after provision for
   Loan losses                                    $  1,528,367   $  1,955,085   $  4,933,652    $  5,668,373
                                                  ------------   ------------   ------------    ------------
Net Realized gain (loss) on sale of securities            --             --           (1,563)           --
Other                                                  272,354        213,600        727,039         611,060
                                                  ------------   ------------   ------------    ------------
Total noninterest income                               272,354        213,600        725,476         611,060
Total noninterest expenses                           1,140,801      1,066,676      3,471,938       3,127,392
                                                  ------------   ------------   ------------    ------------
  Income before income tax expenses               $    659,920   $  1,102,009   $  2,187,190    $  3,152,041
                                                  ------------   ------------   ------------    ------------
Income tax expenses                                    179,008        429,815        682,706       1,208,782
                                                  ------------   ------------   ------------    ------------
  Net Income                                      $    480,912   $    672,194   $  1,504,484    $  1,943,259
                                                  ============   ============   ============    ============

================================================================================
                             SELECTED FINANCIAL DATA

                                                        Three Months Ended                Nine Months Ended
                                                            September 30,                   September 30,
                                                       2000             1999            2000            1999
Basic Earnings per share                               0.30             0.42            0.94            1.19
Dilutive Earnings per share                            0.30             0.41            0.92            1.15
Net interest margin                                    2.82             3.43            3.00            3.56
Return on average assets                               0.75%            1.11%           0.78%           1.15%
Return on average equity                               7.21%           10.51%           7.67%          10.19%
Average shares outstanding-primary                  1,591,684        1,619,144
Average shares outstanding-diluted                  1,601,354        1,638,558          7.67           10.19

                                                           At September 30

Total non-performing assets as a percentage
  of total assets                                        0.91%            0.55%
Stockholders' equity as a % of total assets             10.46%           10.58%
Book value per share                                $   15.56        $   14.40
Common shares outstanding - ESOP                    1,726,036        1,785,279